SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                          Transkaryotic Therapies, Inc.
-----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    893735100
-----------------------------------------------------------------------
                                 (CUSIP Number)

                                 A. Alex Porter
                                Porter Orlin LLC
                           666 5th Avenue, 34th Floor
                            New York, New York 10103
                                 (212) 484-5000
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 30, 2005
-----------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    893735100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        A. Alex Porter **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,505,944

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,505,944

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,505,944

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.    893735100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Orlin **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,505,944

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,505,944

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,505,944

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   893735100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Geoffrey Hulme **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,464,834

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,464,834

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,464,834

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   893735100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jonathan W. Friedland **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,464,834

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,464,834

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,464,834

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   893735100
          ---------------------

_______________________________________________________________________
Item 1.  Security and Issuer.

The name of the issuer is Transkaryotic Therapies, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 700 Main Street, Cambridge, Massachusetts 02139. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

_______________________________________________________________________
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) A. Alex Porter, a United States citizen, (ii) Paul Orlin, a United States citizen, (iii) Geoffrey Hulme, a United States citizen, and (iv) Jonathan W. Friedland, a United States citizen (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 666 5th Avenue, 34th Floor, New York, New York 10103.

     Each of the reporting persons has investment discretion over a number of private investment vehicles and managed accounts.

     (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

_______________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     A. Alex Porter may be deemed to be the beneficial owner of the 2,505,944 Shares. The total cost for the Shares Mr. Porter may be deemed to beneficially own is $73,998,879.

     Paul Orlin may be deemed to be the beneficial owner of the 2,505,944 Shares. The total cost for the Shares Mr. Orlin may be deemed to beneficially own is $73,998,879.

     Geoffrey Hulme may be deemed to be the beneficial owner of the 2,464,834 Shares. The total cost for the Shares Mr. Hulme may be deemed to beneficially own is $72,492,197.

     Jonathan Friedland may be deemed to be the beneficial owner of the 2,464,834 Shares. The total cost for the Shares Mr. Friedland may be deemed to beneficially own is $72,492,197.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

_______________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons intend to correspond with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding the proposed sale of the Issuer. The Reporting Persons have attached as Exhibit C to this Schedule 13D the letter, dated June 30, 2005 (the "Letter"), from A. Alex Porter and Paul Orlin to the Board of Directors of the Issuer. The Letter states that Mr. Porter and Mr. Orlin oppose the sale of the Issuer to Shire Pharmaceuticals at this price because they believe the Issuer is worth substantially more than $37/share. Mr. Porter and Mr. Orlin believe that the Issuer should delay the vote on the merger for eight weeks or longer to allow other companies to do due diligence and to allow Shareholders to review the material new information on the I2S clinical trials. The Reporting Persons have no intention to, nor reserve the right to, engage in a control transaction or any contested solicitation for the election of directors.

The Reporting Persons have no plans or proposals which, other than as expressly set forth above, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

_______________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, A. Alex Porter may be deemed to be the beneficial owner of 2,505,944 Shares or 7.1% of the Shares of the Issuer, based upon the 35,501,955(1) Shares outstanding as of April 30, 2005.

_______________
1 The number of outstanding shares is based on the 35,015,080 shares the Issuer reported outstanding as of April 30, 2005 in its most recent Form 10-K, adjusted for convertible securities held by the Reporting Persons.


     A. Alex Porter has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,505,944 Shares to which this filing relates.

     A. Alex Porter has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,505,944 Shares to which this filing relates.

(a-e) As of the date hereof, Paul Orlin may be deemed to be the beneficial owner of 2,505,944 Shares or 7.1% of the Shares of the Issuer, based upon the 35,501,955(2) Shares outstanding as of April 30, 2005.

________________
2 The number of outstanding shares is based on the 35,015,080 shares the Issuer reported outstanding as of April 30, 2005 in its most recent Form 10-K, adjusted for convertible securities held by the Reporting Persons.


     Paul Orlin has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,505,944 Shares to which this filing relates.

     Paul Orlin has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,505,944 Shares to which this filing relates.

(a-e) As of the date hereof, Geoffrey Hulme may be deemed to be the beneficial owner of 2,464,834 Shares or 6.9% of the Shares of the Issuer, based upon the 35,501,955(3) Shares outstanding as of April 30, 2005.

_______________
3 The number of outstanding shares is based on the 35,015,080 shares the Issuer reported outstanding as of April 30, 2005 in its most recent Form 10-K, adjusted for convertible securities held by the Reporting Persons.


     Geoffrey Hulme has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,464,834 Shares to which this filing relates.

     Geoffrey Hulme has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,464,834 Shares to which this filing relates.

(a-e) As of the date hereof, Jonathan Friedland may be deemed to be the beneficial owner of 2,464,834 Shares or 6.9% of the Shares of the Issuer, based upon the 35,501,955(4) Shares outstanding as of April 30, 2005.

________________
4 The number of outstanding shares is based on the 35,015,080 shares the Issuer reported outstanding as of April 30, 2005 in its most recent Form 10-K, adjusted for convertible securities held by the Reporting Persons.


     Jonathan Friedland has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,464,834 Shares to which this filing relates.

     Jonathan Friedland has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,464,834 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons and/or on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. The Reporting Persons and/or the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.
_______________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

_______________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to June 30, 2005 is filed herewith as Exhibit B.

     C. The letter sent on June 30, 2005 to the Issuer's Board of Directors.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 30, 2005
-----------------------
(Date)


/s/ A. Alex Porter **
---------------------------
    A. Alex Porter


/s/ Paul Orlin**
---------------------------
    Paul Orlin


/s/ Geoffrey Hulme**
---------------------------
    Geoffrey Hulme


/s/ Jonathan W. Friedland**
---------------------------
    Jonathan W. Friedland


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



** Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated June 30, 2005 relating to the Common Stock par value $0.01 of Transkaryotic Therapies, Inc. shall be filed on behalf of the undersigned.


/s/ A. Alex Porter **
---------------------------
    A. Alex Porter


/s/ Paul Orlin**
---------------------------
    Paul Orlin


/s/ Geoffrey Hulme**
---------------------------
    Geoffrey Hulme


/s/ Jonathan W. Friedland**
---------------------------
    Jonathan W. Friedland




** Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

                                                                 Exhibit B



                                  Transactions in the Shares

     Date of Transaction              Number of Shares         Price per Share
                                      Purchase/(Sold)

          4/27/2005                      (50,000)                34.0249
          4/27/2005                      (50,000)                34.0249
          4/29/2005                      (20,100)                33.9363
          4/29/2005                       (7,000)                33.9363
          4/29/2005                       (6,700)                33.9363
          4/29/2005                      (15,100)                33.9363
          4/29/2005                      (37,800)                33.9363
           5/2/2005                       (8,800)                33.9021
           5/2/2005                       (3,600)                33.9021
           5/2/2005                       (1,700)                33.9021
           5/2/2005                       (5,000)                33.9021
           5/4/2005                      (24,500)                34.0035
           5/4/2005                       (8,500)                34.0035
           5/4/2005                      (17,900)                34.0035
           5/4/2005                      (43,300)                34.0035
          5/16/2005                      (88,000)                34.0504
          5/16/2005                      (36,000)                34.0504
          5/16/2005                      (50,000)                34.0504
          5/16/2005                      (16,000)                34.0504
          5/16/2005                      (10,000)                34.0504
          5/17/2005                     (100,000)                34.0374
          5/20/2005                       (3,500)                34.2037
          5/20/2005                      (12,800)                34.2037
          5/20/2005                      (38,400)                34.2037
          5/20/2005                      (28,900)                34.2037
          5/23/2005                       (8,100)                34.2000
          5/23/2005                      (10,700)                34.2000
          5/23/2005                       (3,600)                34.2000
          5/23/2005                       (1,000)                34.2000
          5/23/2005                      193,600                 28.6007
          5/23/2005                     (193,600)                28.6007
          5/24/2005                      (32,100)                34.2208
          5/24/2005                       (3,900)                34.2208
          5/24/2005                      (14,200)                34.2208
          5/24/2005                      (42,800)                34.2208
          6/17/2005                       (9,500)                34.4000
          6/17/2005                      (76,000)                34.3999
          6/20/2005                       44,000                 36.5932
          6/20/2005                        5,000                 36.5932
          6/20/2005                       45,000                 36.5932
          6/20/2005                       25,000                 36.5932
          6/20/2005                       25,000                 36.5932
          6/20/2005                        8,000                 36.5932
          6/20/2005                       12,000                 36.5932
          6/20/2005                       18,000                 36.5932
          6/20/2005                       18,000                 36.5932
          6/23/2005                       73,000                 36.6019
          6/23/2005                       31,100                 36.6019
          6/23/2005                       95,900                 36.6019
          6/24/2005                      178,900                 36.5901
          6/24/2005                       50,000                 36.6000
          6/24/2005                       16,000                 36.6000
          6/24/2005                       10,000                 36.6000
          6/24/2005                       58,100                 36.5901
          6/24/2005                       36,000                 36.6000
          6/24/2005                       88,000                 36.6000
          6/24/2005                       25,400                 36.5901

Exhibit C


                                                  June 30 , 2005


The Board of Directors
c/o Transkaryotic Therapies, Inc.
700 Main Street
Cambridge, MA  02139

Dear Board of Directors:

     Our firm, Porter Orlin LLC, through its various managed funds, holds approximately 2,019,069 (5.6% of outstanding) common shares and an additional 486,875 shares through convertible securities in Transkaryotic Therapies ("TKTX" or "the Company"). We are writing to express our extreme disappointment regarding the proposed sale of TKTX for $37 per share to Shire Pharmaceuticals. With the strong data for I2S now having been detailed, it is clear that this Hunter Syndrome drug will very likely be approved and soon be a very strong revenue and profit generator for the Company. Combined with Replagal, Dynepo (sold to Shire or not), GA-GCB for Gaucher disease, cash on hand, NOL's, the many promising candidates in the pipeline, and the advantageous technology that has successfully developed these drugs, we believe the company is worth considerably more than $37 per share.

     Considering that Shire's businesses, to our knowledge, have no synergies with TKTX, why should this substantive value go to Shire's, and not TKTX's, shareholders? Absent a new buyer at a much higher price, we believe TKTX should go back to managing its business for the long-term benefit of shareholders, independently.

     We question whether the Board properly performed its fiduciary duty to solicit and explore all potentially better offers (which is particularly relevant during any cash offer). In this case, we understand that only two other parties were contacted. Indeed, with the new data out, even those two originally "uninterested parties" may now have changed their minds. We also wonder if others have not become more interested in the wake of the compelling new data.

     We also question the structure and nature of the deal itself. This deal provided no transfer of risk had the I2S data proved statistically insignificant, as Shire had an easy out by shareholder vote, which conveniently (for them) was not scheduled until after the results would be known. TKTX shareholders not only received no upside for the positive outcome achieved, but also are now saddled with a $52 million break-up fee. The structure and the timing of the transaction are perplexing to us, given the magnitude of the impact of the results of the I2S trial on the value of the Company. It is also puzzling how SG Cowen and Banc of America could opine on the fairness of the transaction, and not have to recalculate their valuation data knowing what we do now, since the data was known prior to the final proxy having been filed. No such revision has been made, raising the question of whether the opinions are out of date.

     We are considering what other actions can be taken to protect shareholders at this juncture and to seek a higher value for the company, either now or in the future. Our immediate suggestion is to delay the vote on the merger for eight weeks or longer to not only allow for other companies to do due diligence on the new information, but also for revised fairness opinions. The record date of June 10 for the vote should clearly be changed to reflect the new shareholders since then, who now have in hand the material new information on I2S. Without more substantive data to convince us otherwise, we do not see the benefit to shareholders of moving forward with the merger at this time. We welcome a reasoned response from the Board.

                                          Sincerely,



                            A. Alex Porter       Paul Orlin



02903.0004 #583180